UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005
                 ----

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                           Sequential
     Exhibit                  Description                  Page Number
     -------                  -----------                  -----------

     1.           Press  release on Si Self  Install CPE,
                  dated June 29, 2005                                4





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                                                        SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: July 5, 2005                  By: /s/ Dafna Gruber
                                        --------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer





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

                                    EXHIBIT 1
Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------

                                                FOR IMMEDIATE RELEASE


           ALVARION DEMONSTRATES BREEZEMAX(TM) Si - SELF INSTALL CPE -
                     FOR WIMAX NETWORKS AT WCA ANNUAL EVENT


                                       ---

TEL AVIV, Israel, June 29, 2005 -- Alvarion Ltd. (NASDAQ:ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced the BreezeMAX(TM) Si, a self-installable, indoor WiMAX-ready customer premises equipment (CPE) based on the IEEE 802.16-2004 standard and using the Intel(R)PRO/Wireless 5116 broadband interface chip. Available for customer trials later this year, the BreezeMAX Si will be demonstrated at the WCA annual show, June 29-30, Booth #323, in Washington, D.C.

The BreezeMAX Si opens the door for fixed broadband wireless access (BWA) WiMAX standard-based solutions to be widely and quickly deployed. Factors of economies of scale, standards-based technology and ease-of-deployment will pave the way for wide adoption of WiMAX-based products. In addition, it enables centrally provisioned, portable connectivity for subscribers to use the CPE in various points within the network coverage and re-connect to the service after moving from one location to another.

"Alvarion is taking another positive step towards realizing the future of WiMAX technology for use in the home and office," said Scott Richardson, General Manager of Intel's Broadband Wireless Division. "With the Intel(R) PRO/Wireless WiMAX Modem Silicon, Alvarion's BreezeMAX Si offers consumers a high-quality broadband wireless solution with simple indoor installation."

BreezeMAX Si represents another major industry milestone by combining easy plug-and-play CPE installation and relocation with the performance and reliability that have qualified Alvarion as the leading WiMAX equipment vendor. This new indoor CPE, together with outdoor CPEs, offers carriers optimization of their network planning by trading-off coverage, capacity and installation costs. With the elimination of professional installation, this self-install unit enables carriers to vary their distribution channels to best fit their business models.

Powered by superior technology, the BreezeMAX Si is the most advanced WiMAX CPE today featuring:

o WiMAX-ready technology with Intel PRO/Wireless 5116 broadband interface chip


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o     Six-element beam switching antenna design, providing 360(0) coverage with
      iFAS - intelligent Fast Antenna Selection algorithm that ensures instant selection of best antenna, interference immunity and reduced signal fading

o OFDM and OFDMA radio technology for improved indoor penetration and NLOS operation

o Central provisioning and authentication architecture that enables immediate connectivity at any point of coverage within the BreezeMAX network

o Quick installation using SIM card or user-friendly installation utility. End user can self-install the BreezeMAX Si CPE and get broadband connectivity instantly.


            Since announcing its WiMAX technology related agreement with Intel in July 2003, Alvarion has been at the forefront of WiMAX, with industry-leading milestones. These include the commercial launch of its WiMAX-ready BreezeMAX(TM) 3500 and subsequent installation with numerous operators worldwide, the first live demonstration of triple play services with a WiMAX-ready CPE using the Intel(R) PRO/Wireless 5116 broadband interface, showcased in April of this year with Iberbanda's Alvarion network in the WiMAX Forum's Cetecom lab in Malaga, Spain; and the recent announcement of the upcoming availability of BreezeMAX at
2.3 and 2.5 GHz.

"BreezeMAX Si represents another significant achievement in Alvarion realizing its WiMAX vision of broadband everywhere. It's small, attractive shape contains the most advanced WiMAX technology on the market today making it easy to deploy and easy to use," said Zvi Slonimsky, CEO of Alvarion. "As the world leader in selling WiMAX equipment, we are continuing to push toward mass market adoption and reducing installation time and cost is a major part of that effort. The enhanced value proposition of a standards-based, self-install CPE with Alvarion's proven reliability and performance will benefit our existing customers as well as the market as a whole."

BreezeMAX(TM) is Alvarion's WiMAX-ready platform that uses OFDM technology for advanced non-line-of-sight (NLOS) functionality and is designed for operators to offer broadband IP-based data and voice services. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer multiple services to thousands of subscribers in a single base station.

About Alvarion
--------------

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station


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feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.


For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 650 314 2653.

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